UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 1)

 CHINA BAK BATTERY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16936Y100
(CUSIP Number)

  Xiangqian Li
  BAK Industrial Park, No. 1 BAK Street
  Kuichong Town, Longgang District
  Shenzhen 518119
  People’s Republic of China
(86-755) 8977-0093

Copies to:

Louis A. Bevilacqua
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, D.C.  20037-1122
(202) 663-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 16936Y100	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiangqian Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER 19,413,887 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 19,413,887 SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,413,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 16936Y100	13D	Page 3 of 8 Pages

Explanatory Note

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D filed by the undersigned (the “Schedule 13D Statement”).  This Amendment No. 1 amends and restates the Schedule 13D Statement in its entirety.  This Amendment No. 1 shall cover reportable events from the period January 20, 2005 to October 22, 2007.

Item 1.  Security and Issuer.

This Amendment No. 1 relates to shares of Common Stock, $0.001 par value per share (the “Stock”), of China BAK Battery, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen 518119, People’s Republic of China.

Item 2.  Identity and Background.

(a) The person filing this statement is Xiangqian Li (“Li” or the “Reporting Person”).

(b)-(c) The business address of Li, which also serves as his principal office, is at BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen 518119, People’s Republic of China.  Li’s principal occupation or employment is serving as the President and Chief Executive Officer of the Issuer.

(d)-(e) During the five years preceding January 20, 2005 (the date that the Reporting Person initially became subject to Schedule 13D reporting requirements as a result of the Stock Exchange (as defined in Item 3 below)) and the five years preceding the date of this Amendment No. 1, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

The Issuer completed a stock exchange transaction (the “Stock Exchange”) with the stockholders of BAK International Limited, a Hong Kong company (“BAK International”). The exchange was consummated under Nevada law pursuant to the terms of a Securities Exchange Agreement (the “Exchange  Agreement”) dated effective as of January 20, 2005 by and among the Issuer, BAK International and the stockholders of BAK International.  Pursuant to the Exchange Agreement, the Issuer issued 39,826,075 shares of its Stock to the stockholders of BAK International, including Li, representing approximately 97.2% of its post-exchange issued and outstanding common stock, in exchange for 100% of the outstanding capital stock of BAK International.  After giving effect to the Stock Exchange, the Issuer had 40,978,533 shares of its Stock outstanding.

At the closing of the Stock Exchange, BAK International became a wholly-owned subsidiary of the Issuer, and the Issuer succeeded to the business of BAK International.  All of the Issuer’s business  operations are conducted through BAK International. Prior to the Stock Exchange, there were no material relationships between the Issuer and BAK International, or any of the parties’ respective affiliates, directors or officers, or any associates of their respective officers or directors.

CUSIP No. 16936Y100	13D	Page 4 of 8 Pages

The Stock Exchange was approved in accordance with the laws of the State of Nevada. Pursuant to the Exchange Agreement, at the closing of the Stock Exchange, the membership of the board of directors of the Issuer was increased from one to two directors, and Li was appointed to serve in the newly created directorship.  Also under the terms of the Stock Exchange, all existing officers resigned as officers of the Issuer effective immediately following the closing of the transaction and Li was elected as President,  Chairman of the Board and Chief Executive Officer of the Issuer.

Item 4.  Purpose of Transaction.

The contents of Item 3 above are incorporated herein by reference.

Li acquired the reported shares pursuant to the Exchange Agreement with the purpose of obtaining control over the Issuer.  BAK International and the Issuer structured the Stock Exchange so that the former stockholders of BAK International would own a majority of the outstanding Stock of the Issuer and BAK International would become a wholly-owned subsidiary of the Issuer.

On December 21, 2006, in connection with a private placement of stock of BAK International (the “Private Placement”) consummated immediately before the completion of the Stock Exchange, 1,089,775 shares of Stock placed into escrow by Li were released to the purchasers (the “Purchasers”) in the Private Placement pursuant to an escrow agreement dated January 20, 2005 (the “Escrow Agreement”).  Under the Escrow Agreement, 1,089,775 shares placed into escrow by Li were to be released pro rata to the Purchasers in the event that the Issuer did not meet a certain performance threshold for its fiscal year ended September 30, 2006, and the Issuer did not meet this performance threshold.  Pursuant to the Escrow Agreement, the escrow agent, Securities Transfer Corporation, released the 1,089,775 escrowed shares to the Purchasers, without payment, by cancelling the stock certificate representing the escrowed 1,089,775 shares, and issuing new stock certificates representing a total of 1,089,775 shares of Stock to the Purchasers pro rata, from its Frisco, Texas offices.

On October 22, 2007, Li entered into a settlement agreement (the “Settlement Agreement”) with the Issuer and BAK International, under which Li agreed to transfer 1,089,775 shares of Stock to the Issuer in return for releases of Li and certain other persons from claims relating to the delivery of these shares.  Under the Escrow Agreement, 1,089,775 escrowed shares were to be released to Li in the event that the Issuer met a certain performance threshold for its fiscal year ended September 30, 2005.  Based on Li’s understanding that the Issuer met the relevant performance threshold and that he was therefore entitled to these shares, Li instructed the escrow agent to release 1,089,775 shares from escrow back to him, and the escrow agent complied with these instructions.  Subsequently, it was determined that the recognition of a compensation charge in connection with the release of the escrowed shares back to Li would cause the Issuer’s net income for its fiscal year ended September 30, 2005 to fall below the relevant performance threshold. Based on Li’s understanding that the Purchasers would therefore become entitled to the 1,089,775 shares released to him, Li undertook to transfer those shares to the Purchasers on a pro rata basis. Notwithstanding this undertaking, however, the 1,089,775 shares were not delivered to the Purchasers. Li entered into the Settlement Agreement to resolve any claims of the Purchasers relating to the 1,089,775 shares of Stock that Li placed into escrow pursuant to the Escrow Agreement and which were subsequently released back to him.  Li instructed the Issuer’s transfer agent, Securities Transfer Agent, to transfer these shares to the Issuer on November 2, 2007.  On November 7, 2007, Securities Transfer Corporation cancelled Li’s outstanding stock certificate and issued a stock certificate representing 1,089,775 shares to the Issuer and reissued a stock certificate to Li representing the balance of Li’s shares of Stock.  The shares transferred to the Issuer did not have a price; the consideration for such shares was the release of certain claims.

CUSIP No. 16936Y100	13D	Page 5 of 8 Pages

Except as set forth in this Item 4, on the dates of the above transactions and on the date of this amended filing, the Reporting Person had or has no plans or proposals that relate to or that would result in any of the following actions:

         (a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation,  involving the Issuer or any of its subsidiaries;

         (c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e)      Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any other material change in the Issuer’s business or corporate structure;

         (g)      Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions  which may impede the acquisition of control of the Issuer by any person;

         (h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange  or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i)      A class of equity securities of the Issuer becoming eligible for termination of registration  pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person beneficially owns 19,413,887 shares of the Issuer’s Stock, representing 33.7% of the outstanding shares of the Issuer’s Stock (based on 57,680,231 shares of Stock outstanding as of December 11, 2008, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on December 12, 2008).  Of these shares, the Reporting Person holds outright 19,233,887 and has the right to acquire 180,000 within sixty days pursuant to a stock option.

(b)           For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person has sole voting and dispositive power over 19,413,887 shares of Stock.

(c)           The contents of Items 3 and 4 above are incorporated herein by reference.

CUSIP No. 16936Y100	13D	Page 6 of 8 Pages

On May 16, 2005, the Issuer’s board of directors adopted the China BAK Battery, Inc. Stock Option Plan (the “Stock Option Plan”), which was later approved by the Issuer’s shareholders and became effective May 12, 2006. Under the Stock Option Plan, the Issuer’s board of directors was authorized to grant to the Issuer’s employees, non-employee directors, and advisors nonqualified stock options or restricted stock.  A maximum of 4,000,000 shares of Stock could be issued and sold under the Stock Option Plan, as originally adopted. The exercise price of options granted pursuant to the Stock Option Plan must be at least equal to the fair market value of the Stock on the date of the grant. Fair market value is determined at the discretion of the Issuer’s Compensation Committee, as the committee appointed by the Issuer’s board of directors to administer the Stock Option Plan, on the basis of reported sales prices for the Stock over a ten business day period ending on the grant date.

On May 29, 2008, the Reporting Person was conditionally granted, without any requirement of payment, an option to purchase 1,080,000 shares of Stock under the Stock Option Plan.  The issuance of the option was subject to shareholder approval of the amendment of the Stock Option Plan to increase the number of shares available for issuance thereunder from 4,000,000 shares to 8,000,000 shares.  On July 28, 2008, at a meeting held at the Issuer’s offices, the Issuer’s shareholders approved certain amendments to the Stock Option Plan (“Amendment No. 1 to the Stock Option Plan”), including an amendment increasing the total number of shares available for issuance under the Plan from 4,000,000 shares to 8,000,000 shares.  As a result, the Reporting Person became entitled to the option.  Pursuant to the terms of the option agreement between Li and the Issuer, dated May 29, 2008 (the “Option Agreement”), the option is subject to a three-year vesting schedule, with the first 1/12 vesting on the last day of the full fiscal quarter following the date of grant (September 30, 2008), and the remaining 11/12 vesting in eleven equal installments on the last day of each following fiscal quarter.  The exercise price, $4.18, is equal to the average closing price of the five trading days preceding May 29, 2008, the date the grant was conditionally approved.  The option expires on May 28, 2013.

(d)           Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The contents of Items 3 and 4 and section (c) of Item 5 above are incorporated herein by reference.

The description of the terms of the Exchange Agreement in Item 3 is qualified by reference to the provisions of this agreement.  The Exchange Agreement is incorporated herein by reference to Exhibit 1 filed with this Amendment No. 1.

The description of the terms of the Escrow Agreement in Item 4 is qualified by reference to the provisions of this agreement.  The Escrow Agreement is incorporated herein by reference to Exhibit 2 filed with this Amendment No. 1.

On January 20, 2005, Li and the Issuer entered into a lock-up agreement (the “Lock-Up Agreement”), in which Li agreed to restrictions on transfer of the shares of Stock held by him for a period of 12 months.  This description of the terms of the Lock-Up Agreement is qualified by reference to the provisions of this agreement.  The Lock-Up Agreement is incorporated herein by reference to Exhibit 3 filed with this Amendment No. 1.

CUSIP No. 16936Y100	13D	Page 7 of 8 Pages

The description of the terms of the Stock Option Plan and Amendment No. 1 to the Stock Option Plan in section (c) of Item 5 is qualified by reference to the provisions of the Stock Option Plan and Amendment No. 1 to the Stock Option Plan.  The Stock Option Plan is incorporated herein by reference to Exhibit 4 filed with this Amendment No. 1.  Amendment No. 1 to the Stock Option Plan is incorporated herein by reference to Exhibit 5 filed with this Amendment No. 1.

The description of the terms of the Option Agreement in section (c) of Item 5 is qualified by reference to the provisions of the Option Agreement.  The Option Agreement is incorporated herein by reference to Exhibit 6 filed with this Amendment No. 1.

The description of the terms of the Settlement Agreement in Item 4 is qualified by reference to the provisions of this agreement.  The Settlement Agreement is incorporated herein by reference to Exhibit 7 filed with this Amendment No. 1.

Except as set forth in Items 3 and 4 and section (c) of Item 5 above and this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except those that relate only to standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:
Securities Exchange Agreement, dated as of January 20, 2005, by and among Medina Coffee, Inc., BAK International Limited, and the Shareholders of BAK International Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 21, 2005 with the Securities and Exchange Commission in File No. 000-49712).

Exhibit 2:
Escrow Agreement by and among Medina Coffee, Inc., certain investors indicated therein, Xiangqian Li, and Securities Transfer Corporation, dated as of January 20, 2005 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 21, 2005 with the Securities and Exchange Commission in File No. 000-49712).

Exhibit 3:
Lock-Up Agreement by and between Medina Coffee, Inc. and Xiangqian Li dated as of January 20, 2005 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 21, 2005 with the Securities and Exchange Commission in File No. 000-49712).

Exhibit 4:	China BAK Battery, Inc. Stock Option Plan (incorporated by reference to Exhibit 10. 1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 22, 2006).

Exhibit 5:	Amendment No. 1 to the China BAK Battery, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2008).

Exhibit 6:	Option Agreement by and between China BAK Battery, Inc. and Xiangqian Li, dated May 29, 2008.

CUSIP No. 16936Y100	13D	Page 8 of 8 Pages

Exhibit 7:
Delivery of Make-Good Shares, Settlement and Release Agreement, effective October 22, 2007, by and among Xiangqian Li, BAK International Limited, and China BAK Battery, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 6, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2009

/s/ Xiangqian Li
Xiangqian Li